FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of March 2017

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Announces Management Changes

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: March 7, 2017	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

Nomura Announces Management Changes

Tokyo, March 7, 2017—Nomura Holdings, Inc. today announced the following management changes effective April 1, 2017.

Name	Current Responsibilities	New Responsibilities
Koji Nagai	Representative Executive Officer, Group CEO	Representative Executive Officer, President and Group CEO
Tetsu Ozaki	Representative Executive Officer, Group COO	Representative Executive Officer, Deputy President and Group COO
Shoichi Nagamatsu	Executive Managing Director and Chief of Staff	Representative Executive Officer, Deputy President and Chief of Staff

The biography of Shoichi Nagamatsu, newly appointed Representative Executive Officer, is as follows.

Date	Business Experience
Apr. 1982	Joined the Company
Apr. 2004	Senior Managing Director of Nomura Securities Co., Ltd.
Oct. 2008	Executive Managing Director of the Company Senior Managing Director of Nomura Securities Co., Ltd.
Jun. 2010	Senior Corporate Managing Director of the Company Senior Corporate Managing Director of Nomura Securities Co., Ltd.
Apr. 2012	Senior Corporate Managing Director of Nomura Securities Co., Ltd.
Jun. 2012	Executive Managing Director and Senior Corporate Managing Director of Nomura Securities Co., Ltd.
Apr. 2013	Executive Managing Director of the Company Executive Managing Director and Executive Vice President of Nomura Securities Co., Ltd.
Apr. 2016	Executive Managing Director of the Company (Current) Chief of Staff (Current) Deputy President of Nomura Securities Co., Ltd. (Current)

ends

For further information please contact:

Name	Company	Telephone
Joey Wu	Nomura Holdings, Inc.	81-3-3278-0591
Michael Lintaro Yasuhara	Group Corporate Communications Dept.

Nomura

Nomura is an Asia-headquartered financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Retail, Asset Management, and Wholesale (Global Markets and Investment Banking). Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.